UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING


        (Check One): [ ] Form 10-K     [ ] Form 20-F     [X] Form 11-K
                     [ ] Form 10-Q     [ ] Form N-SAR    [ ] Form N-CSR

                Capital City Bank Group, Inc. 401(k) Plan

                              For Period Ended:

                              December 31, 2004
                            ---------------------

[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

                       For the Transition Period Ended:

                       --------------------------------

Read attached instruction sheet before preparing form.  Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION


                        Capital City Bank Group, Inc.
                        -----------------------------
                           Full name of registrant


                                     N/A
                           -----------------------
                          Former name if applicable


                           217 North Monroe Street
             ------------------------------------------------------
            Address of principal executive office (STREET AND NUMBER)


                            Tallahassee, FL  32301
                       --------------------------------
                           City, state and zip code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule 12b-
         25(c) has been attached if applicable.


                             PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     Capital City Bank Group, Inc. (the "Company") hereby requests additional time to file the Annual Report on Form 11-K for the Capital City Bank Group, Inc. 401(k) Plan for the year ended December 31, 2004.

     The Company is unable to file such Annual Report on Form 11-K within the prescribed time period without unreasonable effort and expense due to unforeseen delays in the collection and review of information and completion of drafting necessary responses to items required to be included in the Annual Report on Form 11-K.


                        PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contain in regard to this notification.

             J. Kimbrough Davis        (850)           671-0300
            --------------------   -------------  ------------------
                   (Name)           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

          [X]  Yes        [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ]  Yes        [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          Capital City Bank Group, Inc.
                ----------------------------------------------
                 (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 29, 2005                     By:  /s/ J. Kimbrough Davis
     -----------------                      --------------------------------
                                             J. Kimbrough Davis,
                                             Executive Vice President and
                                             Chief Financial Officer